Mail Stop 3561

November 1, 2006

Marc B. Crossman, Chief Executive Officer
Innovo Group Inc.
5901 South Eastern Avenue
Commerce, California 90040

> **Re: Innovo Group Inc.**
> **Registration Statement on Form S-3**
> **Filed October 5, 2006**
> **File No. 333-137843**
> **Form 10-K for the Fiscal Year Ended November 26, 2005**
> **Filed February 9, 2006**
> **Form 10-Q for the Fiscal Quarter Ended August 26, 2006**
> **Filed October 5, 2006**
> **File No. 0-18926**

Dear Mr. Crossman:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

1. Regarding the asset sale to Cygne, we note that you disclosed the sale of your private label business under Item 5 of Form 10-Q. Please tell us whether you filed the pro forma financial information required by Item 9.01 of Form 8-K.

If so, tell us the date that you filed the report that includes the required pro forma financial information or that incorporated the pro forma financial information by reference to the definitive proxy statement filed on April 21, 2006 in accordance with the General Instruction F to Form 8-K. Otherwise, please provide us your significance tests pursuant to the conditions specified in Rule 210.1-02(w) of Regulation S-X and either file Form 8-K, or tell us why you are not required to do so. Please refer to Rule 11-01(b) of Regulation S-X. Finally, please address your eligibility to file this registration statement on Form S-3, given the requirement to file pro forma information in connection with the Cygne asset sale. Refer to General Instruction I.A.3(b) of Form S-3.

Where You Can Find More Information, page 19

2. Please incorporate by reference the current report on Form 8-K that was filed on October 19, 2006. Please consider revising to include the language described in Telephone Interpretation No. H.69, Manual of Publicly Available Telephone Interpretations (July 1997).

Item 17. Undertakings, page II-2

3. Please revise to include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Form 10-K for the fiscal year ended November 26, 2005

Controls and Procedures, page 44

4. We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable assurance that the objectives of the control system are met." In future filings, please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Management's Discussion and Analysis of Financial Position and Results of…, page 26

5. In circumstances where you describe more than one reason for a significant change between periods in key financial data or indicators, please quantify

the incremental impact of each individual reason on the overall change. For example, in your discussion of gross profit from other branded apparel on page 30, you should quantify the write-down of the remaining Betsey Johnson inventory in connection with the termination of the license agreement and the impact of selling the apparel at prices higher than the estimated liquidated value. Also, in your discussion of gross profit on page 34, you should quantify the price increase for Joe's product. In addition, please provide an analysis of the underlying reasons for each significant change you identify. For example, you should disclose advertising and other selling expenses increased and why employee and related benefit costs and professional fees decreased in your discussion of selling, general and administrative expenses on page 31 decreased and why products samples, advertising, sales show and travel expenses increased in your discussion of selling, general and administrative expenses on page 35. Please note that these are just examples of where your disclosure could be improved and is not a complete list.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-3

6. In future filings, please revise the line item titled "Loss from continuing operations" presented above the interest expense line item to read "Loss from operations."

7. In future filings, please separately state other income and other expense either on the face of the statement or in the notes. Please also disclose material amounts included in other income and other expense for each year presented in the notes or on the face of the statement. Please refer to Rule 5-03 of Regulation S-X.

Consolidated Statements of Stockholders' Equity, page F-4

8. It appears that common stock registration related expenses charged to additional paid-in capital were incurred in connection with aborted offerings of your equity securities or with respect to offerings from which you received no proceeds. If so, the registration expenses should have been charged to income as required by SAB Topic 5:A. Please advise. Also, in future filings, please charge registration expenses incurred in connection with aborted offerings and offerings from which you received no proceeds to income.

Consolidated Statements of Cash Flows, page F-5

9. It appears that you should report net cash flow from operating activities by adjusting net loss as opposed to net loss from continuing operations. Please refer to paragraph 28 of SFAS 95. Please tell us your basis in GAAP for your presentation or revise future filings accordingly.

Notes to Consolidated Financial Statements, page F-6

Note 2. Summary of Significant Accounting Policies, pageF-7

10. In future filings, please disclose the types of costs classified in cost of goods sold and selling, general and administrative expenses.

Impairment of Long-Lived Assets, page F-8

11. Please tell us whether you tested the long-lived assets of your private label business for recoverability in 2005 and, if so, the results of the test. Please also tell us what approach you used in developing estimates of future cash flows used to test the assets for recoverability and the facts and circumstances that resulted in the loss upon the subsequent sale of your private label business.

12. From the description of the second step of your goodwill impairment analysis in the third paragraph, it appears that the private label business is your only reporting unit. Please advise.

Note 3. Discontinued Operations, page F-13

13. Please tell us whether you filed a current report on Form 8-K disclosing the disposition of the assets of your craft and accessories segment in 2004 and the pro forma financial information required by Items 2.01 and 9.01 of Form 8-K. If so, tell us the date you filed the report and any amendments thereto. Otherwise, please provide us your significance tests pursuant to the conditions specified in Rule 210.1-02(w) of Regulation S-X and either file Form 8-K or tell us why you are not required to do so. Please refer to Rule 11-01(b) of Regulation S-X.

14. Please tell us the nature and amounts of proceeds received upon the sale of the assets of your craft and accessory segment and how you have classified the proceeds in your statements of cash flows.

Note 4. Inventories, page F-15

15. Please be advised that the inventory write down due to obsolescence establishes a new cost basis and should not be presented as a reserve. See Chapter 4, footnote 2, of ARB 43 and SAB Topic 5:BB. We assume you are presenting the reserve for informational purposes only and that you do not increase the cost basis of inventory items after a reserve has been recorded. Please confirm whether our assumption is correct. In addition, please disclose your accounting policy in future filings. Additionally, if the sale of inventory previously written-down resulted in the recognition of gross margin in excess of your typical margin and the effects were material to reported results of operations, please provide appropriate disclosure in Management's Discussion of Financial Condition and Results of Operations.

16. In future filings, please disclose the types of costs you capitalize in inventories. Please refer to paragraph 6(b) of Rule 5-02. of Regulation S-X.

Note 6. Accounts Receivable, page F-16

17. Please explain to us in detail how you are accounting for the accounts receivable factoring agreements and why your accounting treatment complies with paragraphs 9 – 12 of SFAS 140. Please also explain why advances in excess of the accounts receivable advance percentage are treated as sales as opposed to secured borrowings and tell us your basis in GAAP for doing so.

Note 9. Convertible Notes and Common Stock Purchase Warrants, page F-18

18. With respect to each issuance of the convertible notes, please tell us whether the instruments included a beneficial conversion option. In doing so, please tell us the market price of your common stock on the issuance dates of the instruments, the fair value assigned to the warrants, how you determined fair value of the warrants and the effective conversion price of the instruments based on the proceeds allocated to the convertible debt instruments and warrants. Please also tell us how you allocated the proceeds to the convertible debt instruments and warrants. Please refer to EITF 00-27.

Note 12. Stockholders' Equity, page F-22

Warrants, page F-22

19. We assume that outstanding common stock warrants are classified as permanent equity. Please confirm our understanding and tell us why your classification complies with EITF 00-19. In doing so, please address each of the requirements in paragraphs 12 – 32 of EITF 00-19.

Earnings (Loss) Per Share, page F-25

> 20. In future filings, please disclose securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been antidilutive for each of the years presented. Please also tell us whether the contingently issuable shares disclosed on page F-27 are included in potentially dilutive securities.

Note 15. Related Party Transactions, page F-30

> 21. Please tell us your basis in GAAP for netting the liability to Sweet Sportswear, LLC against the amounts due from related parties.

Schedule II, Valuation of Qualifying Accounts, page F-34

> 22. In future filings, please revise to disclose information related to your allowance for product returns separately from your allowance for doubtful accounts. Please also describe deductions and each of the amounts charged to other accounts reflected in the schedule. See Rules 5-04 and 12-09 of Regulation S-X.

Form 10-Q for the Fiscal Quarter Ended August 26, 2006

> 23. Please address the above comments in future filings on Form 10-Q as applicable.

Note 10 – Stockholders' Equity, page 16

> 24. In future filings, please disclose the total fair value of options vested during the periods presented and aggregate intrinsic value of options vested at the most recent balance sheet date. Please refer to paragraphs A240c. and A240d. of SFAS 123(R).

Controls and Procedures, page 44

> 25. We note your disclosure in the second paragraph that disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified. In future filings, please revise to also state that disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that the information required to be disclosed by you in the reports you file or submit under the Act is accumulated and communicated to management, including your principal

Marc B. Crossman, Chief Executive Officer
Innovo Group Inc.
November 1, 2006
Page 7

executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please refer to Exchange Act Rule 13a-15(e).

*   *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tony Watson, Staff Accountant, at (202) 551-3318 or William H. Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Peggy Kim, Senior Attorney, at (202) 551-3411, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Dustin Huffine, Esq.
        Innovo Group Inc.
        Via Fax: (323) 837-3791